                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                         AMERICAN REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   029174-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                               Dallas, Texas 75234
                                 (469) 522-4366
                           (469) 522-4360 (Facsimile)
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                               September 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029174-10-9
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Basic Capital Management, Inc., FEI No. 75-2261065

--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)

--------------------------------------------------------------------------------

     3)   SEC Use Only

--------------------------------------------------------------------------------

                                                     WC
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                   Nevada
     6)   Citizenship or Place of Organization

--------------------------------------------------------------------------------

                                                          6,667,045
                   7)       Sole Voting Power
  Number of
   Shares          -------------------------------------------------------------
Beneficially                                                    -0-
  Owned by         8)       Shared Voting Power
    Each
  Reporting        -------------------------------------------------------------
   Person                                                 6,667,045
    With           9)       Sole Dispositive Power

                  --------------------------------------------------------------
                                                                -0-
                  10)      Shared Dispositive Power

--------------------------------------------------------------------------------


     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                          6,667,045
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

                                                                       58.6%
     13)  Percent of Class Represented by Amount in Row (11)

--------------------------------------------------------------------------------

                                                              CO
     14)  Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

     CUSIP No. 029174-10-9

--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                    The Gene E. Phillips Children's Trust, I.D. No. 13-6599759

--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)

--------------------------------------------------------------------------------

     3)   SEC Use Only

--------------------------------------------------------------------------------

                                                     OO
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                     Texas
     6)   Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                                              27,602
                  7)       Sole Voting Power

  Number of       --------------------------------------------------------------
   Shares                                                     -0-
Beneficially      8)       Shared Voting Power
  Owned by
    Each          --------------------------------------------------------------
  Reporting                                                   27,602
   Person         9)       Sole Dispositive Power
    With
                  --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power


--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              27,602
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
                                                                       0.2%
     13)  Percent of Class Represented by Amount in Row (11)

--------------------------------------------------------------------------------

                                                              OO
     14)  Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 029174-10-9

--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                    Transcontinental Realty Investors, Inc., FEI No. 94-656582

--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)

--------------------------------------------------------------------------------

     3)   SEC Use Only

--------------------------------------------------------------------------------
                                                     OO
     4)   Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
                                                     Nevada
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                                              746,972
                  7)       Sole Voting Power
  Number of
   Shares          -------------------------------------------------------------
Beneficially                                                   -0-
  Owned by         8)       Shared Voting Power
    Each
  Reporting        -------------------------------------------------------------
   Person                                                      746,972
    With           9)       Sole Dispositive Power

                  --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power

--------------------------------------------------------------------------------


     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               746,972
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
                                                           6.6%
     13) Percent of Class Represented by Amount in Row (11)

--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP No. 029174-10-9

--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                    Prime Income Asset Management, Inc., FEI No. 04-3763526

--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)   SEC Use Only

--------------------------------------------------------------------------------
                                                     WC
     4)   Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
                                                     Nevada
     6)   Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                                              1,437,208
                  7)       Sole Voting Power
  Number of
   Shares         --------------------------------------------------------------
Beneficially                                                        -0-
  Owned by        8)       Shared Voting Power
    Each
  Reporting       --------------------------------------------------------------
   Person                                                     1,437,208
    With          9)       Sole Dispositive Power

                  --------------------------------------------------------------
                                                                    -0-
                  10)      Shared Dispositive Power

--------------------------------------------------------------------------------


     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              1,437,208
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
                                                                       12.6%
     13)  Percent of Class Represented by Amount in Row (11)

--------------------------------------------------------------------------------
                                                              CO
     14)  Type of Reporting Person (See Instructions)

CUSIP No. 029174-10-9
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                             Realty Advisors, Inc., FEI No. 75-2332715

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)   SEC Use Only

--------------------------------------------------------------------------------
                                                     WC
     4)   Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


--------------------------------------------------------------------------------
                                                     Nevada
     6)   Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                                              -0-
                  7)       Sole Voting Power
  Number of
   Shares         --------------------------------------------------------------
Beneficially                                                  -0-
  Owned by        8)       Shared Voting Power
    Each
  Reporting       --------------------------------------------------------------
   Person                                                     -0-
    With          9)       Sole Dispositive Power

                  --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            8,104,253
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
                                                                   71.2%
     13)  Percent of Class Represented by Amount in Row (11)

--------------------------------------------------------------------------------
                                                                     CO
     14)  Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         This Amendment No. 4 to Statement on Schedule 13D (this "Amendment No. 4") relates to shares of Common Stock, par value $0.01 per share (the "Shares") of American Realty Investors, Inc., a Nevada corporation (the "Issuer" or "ARL"), and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1, 2 and 3 thereto (the "Amended Statement") previously filed with the Securities and Exchange Commission (the "Commission") by the "Reporting Persons" described below. The principal executive offices of the Issuer are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 029174-10-9.

         This Amendment No. 4 to Schedule 13D is being filed due to transfers among related parties of a block of 1,437,208 Shares at the same cost basis and a decrease by more than one percent (1%) in the percentage ownership by Basic Capital Management, Inc. ("BCM") of Shares during the period from May 1, 2003 through September 30, 2003, as a result in the transfer as a block of 1,437,208 Shares.

ITEM 2. IDENTITY AND BACKGROUND

         This Amendment No. 4 is filed on behalf of Basic Capital Management, Inc., a Nevada corporation ("BCM"), the Gene E. Phillips Children's Trust, a trust formed under the laws of the state of Texas (the "GEP Trust"), Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI"), Realty Advisors, Inc., a Nevada corporation ("RAI") and Prime Income Asset Management, Inc., a Nevada corporation ("Prime"), each of which has its principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. All of BCM, GEP Trust, TCI, RAI and Prime are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is owned by RAI which is beneficially owned by a trust established for the benefit of Gene E. Phillips' children. RAI also owns 79% of the voting equity securities of Prime. The executive officers of TCI are also executive officers of BCM and Prime. Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM, Prime and RAI and is a beneficiary of the GEP Trust. The executive officers of ARL are also executive officers of BCM, Prime and TCI. Prime Income Asset Management, LLC, a Nevada corporation ("PIAMLLC"), the sole member of which is Prime, also serves as the contractual advisor to ARL and TCI.

         Item 2 of the Amended Statement is hereby further amended as follows:

         IV. RAI is a corporation organized and existing under the laws of the State of Nevada. RAI is principally a holding company which owns interests in other entities which are engaged in the investment in real estate, mortgages and related real estate activities. The name, business address and capacity with ARI of each of the executive officers or directors of RAI are set forth on Schedule 3 attached hereto. Each of the individuals listed on Schedule 3 is a citizen of the United States of America.

         V. Prime is a corporation organized and existing under the laws of the State of Nevada. Prime's principle business activity is provision of advisory services for real estate and investment trusts and other real estate entities. Certain of such services are provided through PIAMLLC of which Prime is the sole member. The name, business address and capacity with Prime of each of the executive officers or directors of Prime are set forth on Schedule 4 attached hereto. Each of the individuals listed on Schedule 4 is a citizen of the United States of America. RAI owns 79% of the outstanding voting equity securities of Prime. The other 21% of the outstanding voting equity securities of Prime are owned by Syntek West, Inc., a Nevada corporation ("SWI"), all of the issued and outstanding common stock of which is owned by Gene E. Phillips.

         (d) During the last five years, none of BCM, GEP Trust, TCI, RAI or Prime or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of BCM, GEP Trust, TCI, RAI or Prime or any of their respective executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws except as previously reported in Amendment No. 3 to Statement on Schedule 13D with respect to the civil complaint, Civil Action No. 1:02CV01872 (DDC) in which an Order Instituting Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 (the "Exchange Act") Making Findings and Imposing a Cease-and-Desist Order, in the matter of Basic Capital Management, Inc., Nevada Sea Investments, International Health Products, Inc., One Realco Corporation, TacCo Financial, Inc. and Gene E. Phillips (Administrative Proceedings File No. 3-10898, Administrative Procedure Release 46538). The Order requires the Respondents to cease and desist from committing or causing any violations of Sections 10(b) and 13(d) of the Exchange Act and Rules 10b-5, 13d-1 and 13d-2 promulgated thereunder with respect to securities of Greenbriar Corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As described in Item 5(c) below, on September 30, 2003, BCM declared a dividend in the total amount of $15,324,404.80 payable to its parent corporation, RAI, on its shares of common stock outstanding, which dividend was paid by distributing to RAI 1,437,208 Shares of ARL Common Stock at a transferee-cost-basis of $10.60 per share, which is the same amount of consideration paid by BCM to purchase such 1,437,208 Shares on May 1, 2003. Upon receipt of such 1,437,208 Shares of ARL Common

Stock from BCM, RAI made a contribution to the capital of Prime in the amount of $15,324,404.80 payable by delivery of the 1,437,208 Shares of Common Stock at a transferee-cost-basis of $10.60 per share resulting in Prime acquiring the 1,437,208 Shares. No funds or other consideration was expended by any of BCM, RAI or Prime except for transfers of the 1,437,208 Shares at a transferee-cost-basis of $10.60 per Share.

         Each of the Reporting Persons have in the past utilized (and may in the future utilize) margin accounts with various brokerage firms which accounts may, from time to time, have debit balances and include certain of the Shares owned by each. Since other securities are held in such accounts, it is impracticable at any time to determine the amounts, if any, borrowed with respect to any specific Shares and interest costs vary with applicable costs and account balances.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

         The Amended Statement is hereby further amended as follows:

         (a) According to the latest information available from the Issuer, as of September 30, 2003, the total number of issued and outstanding Shares was 11,375,127 Shares. As of September 30, 2003, after giving effect to the transactions described in (c) below, the Reporting Persons own and hold directly and beneficially the following Shares:

                                  NO. OF SHARES OWNED      APPROXIMATE PERCENT
NAME                                   DIRECTLY                  OF CLASS

BCM                                    6,667,045                   58.6%
GEP Trust                                 27,602                    0.2%
TCI                                      746,972                    6.6%
RAI                                           -0-                    -0-
Prime                                  1,437,208                  12.06%
                                       ---------                 ------
                                       8,878,727                  78.05%
                                       =========                 ======

     Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of BCM may be deemed to beneficially own the number of Shares owned by BCM described above; each of the directors of Prime may be deemed to beneficially own the number of Shares owned by Prime described above; each of the directors of RAI may be deemed to beneficially own the number of Shares owned by BCM and Prime described above; each of the directors of TCI may be deemed to beneficially own the number of Shares owned by TCI described above; Ryan T. Phillips as a beneficiary of the GEP Trust may be deemed to beneficially own the Shares held directly by the GEP Trust. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

                                                                  NO. OF
                                                                  SHARES
                                                               BENEFICIALLY      PERCENT OF
 NAME OF DIRECTOR                                ENTITY            OWNED            CLASS

Ryan T. Phillips                              BCM, Prime,        8,131,855          71.5%
                                              RAI and GEP
                                                 Trust
Donald W. Phillips                             GEP Trust            27,602           0.2%
Mickey Ned Phillips                           BCM, Prime         8,104,253          71.2%
                                                and RAI
Ted P. Stokely                                    TCI              746,972           6.6%
Henry A. Butler                                   TCI              746,972           6.6%
Martin L. White                                   TCI              746,972           6.6%
Earl D. Cecil                                     TCI              746,972           6.6%
                                                                ----------
     Total Shares beneficially owned by
     Reporting Persons and individuals listed above:             8,878,727          78.0%
                                                                ==========         ======

         (b) Each of the directors of BCM share voting and dispositive power over the 6,667,045 Shares held by BCM. Each of the directors of Prime share voting and dispositive power over the 1,437,208 Shares held by Prime. Each of the directors of TCI have shared voting and dispositive power over the 746,972 Shares held by TCI. The Trustee of the GEP Trust has complete voting and dispository power over the 27,602 Shares held by the GEP Trust.

         (c) During the sixty calendar days ended May 1, 2003, except for the transactions that are described below, the Reporting Persons and their respective executive officers and directors did not engage in any transaction of the Shares or any other equity interests derivative thereof. During the period from May 2, 2003 (the day after the date of Amendment No. 3), through September 30, 2003, BCM acquired a net amount of 300 Shares in 2 open market transactions at prices ranging from $12.86 to $12.91 per Share. Such purchases increased BCM's ownership of Shares to 8,104,253 Shares prior to the dividend by BCM of 1,437,208 Shares as of September 30, 2003. During the sixty calendar days ended September 30, 2003, none of the Reporting Persons effected any transaction in the Shares except for BCM's transfer of 1,437,208 Shares described below.

         On May 1, 2003, BCM purchased from One Realco Corporation 1,437,209 Shares of Common Stock of ARL at a price of $10.60 per share in cash (an aggregate of $15,234,415). After giving effect to such transaction, One Realco Corporation ceased to own any Shares of Common Stock of ARL, and the then ownership by BCM of ARL Shares increased by 1,437,209. On September 30, 2003, BCM declared a dividend to RAI as the holder of all of the issued and outstanding shares of voting equity securities of BCM in an amount of $15,234,404.80, which dividend was paid by the distribution from BCM to RAI of 1,437,208 Shares of ARL Common Stock at a transferee- basis of $10.60 per share. On the same date, RAI made a contribution to the capital of Prime of $15,234,404.80 by the transfer and delivery of the 1,437,208 Shares of Common Stock of ARL at a transferee-basis of $10.60 per Share. After giving effect to the dividend and contribution to capital, Prime became the owner of 1,437,208 Shares of Common Stock of ARL at a cost basis of $10.60 per Share, and the number of Shares of Common Stock of ARL owned by BCM decreased by 1,437,208 Shares.

         (d) No person other than the Reporting Persons or their respective Board of Directors or Trustees is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by BCM, TCI, Prime and the GEP Trust.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Amended Statement is hereby further amended to read as follows:

         BCM pledged 250,000 Shares to Jacksonville Bank, 400,000 Shares to Barbara Laken, and 3,209,694 Shares and 39,450 Shares (a total of 3,249,144 Shares including the 1,437,208 Shares dividended to RAI and contributed to the capital of Prime) are pledged to Consolidated National Corporation pursuant to loan agreements with such lenders.

         BCM also pledged 100,000 Shares to Beal Bank as an accommodation pledge in connection with a loan from such lender to ARL. BCM pledged 355,000 Shares and 45,000 Shares (a total of 400,000 Shares) to RMR Investments as an accommodation pledge on behalf of ARL in connection with loans from RMR Investments to ARL which is also secured by real property. BCM has also pledged 249,810 Shares to First Enterprise Bank as an accommodation pledge on behalf of Bordeaux Investments Two, LLC for a loan from such bank to Bordeaux Investments Two, LLC. BCM also pledged 1,025,100 Shares to Korean Development Bank as collateral as an accommodation pledge on behalf of TCI for a loan from such bank to TCI.

         Of the balance of the Shares owned by BCM, 2,430,199 are held in bank and brokerage accounts along with other securities owned by BCM. As such, those 2,430,199 Shares may be deemed to be "collateral" for any borrowings made from time to time pursuant to the customary margin or other account arrangements with such banks and/or brokers. Such arrangements are standard involving margin securities of up to a specified percentage of market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

         Each of the loans pursuant to which Shares have been pledged by BCM bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

         All 746,972 Shares owned by TCI may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Sinex Securities LLC relating to a brokerage account of TCI, which is a stock margin account maintained by TCI with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 4 to Statement on Schedule 13D is true, complete and correct.

         Dated: October 20, 2003

                                  BASIC CAPITAL MANAGEMENT, INC.


                                  By: /s/ Ronald E. Kimbrough
                                      ------------------------------------------
                                      Ronald E. Kimbrough
                                      Executive Vice President and
                                      Chief Financial Officer


                                  TRANSCONTINENTAL REALTY INVESTORS, INC.


                                  By: /s/ Ronald E. Kimbrough
                                      ------------------------------------------
                                      Ronald E. Kimbrough
                                      Executive Vice President and
                                      Chief Financial Officer


                                  PRIME INCOME ASSET MANAGEMENT, INC.


                                  By: /s/ Ronald E. Kimbrough
                                      ------------------------------------------
                                      Ronald E. Kimbrough
                                      Executive Vice President and
                                      Chief Financial Officer


                                  REALTY ADVISORS, INC.


                                  By: /s/ Ronald E. Kimbrough
                                      ------------------------------------------
                                      Ronald E. Kimbrough, Treasurer


                                  GENE E. PHILLIPS CHILDREN'S TRUST


                                  By: /s/ Donald W. Phillips
                                      ------------------------------------------
                                      Donald W. Phillips, Trustee

                                   SCHEDULE 3

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                              REALTY ADVISORS, INC.


  NAME AND CAPACITY WITH                                    PRESENT BUSINESS IN WHICH
  REALTY ADVISORS, INC.             BUSINESS ADDRESS         EMPLOYMENT IS CONDUCTED

Ryan T. Phillips, Director     1800 Valley View Lane        President, Signature Asset
                               Suite 300                    Management, Inc.
                               Dallas, TX 75234

Mickey Ned Phillips,           264 Rolling Hills Circle     President, Ned Phillips
Director                       Gaffney, SC 29340            Construction Company

Mark W. Branigan, Vice         1800 Valley View Lane        Executive Vice President -
President                      Suite 300                    Residential, Prime Income
                               Dallas, TX 75234             Asset Management, LLC

Louis J. Corna, Vice           1800 Valley View Lane        Executive Vice President -
President                      Suite 300                    Tax, Prime Income Asset
                               Dallas, TX 75234             Management, LLC

Ronald E. Kimbrough,           1800 Valley View Lane        Executive Vice President
Treasurer                      Suite 300                    and Chief Financial
                               Dallas, Texas 75234          Officer, Prime Income
                                                            Asset Management, LLC

Robert A. Waldman,             1800 Valley View Lane        Senior Vice President,
Secretary                      Suite 300                    General Counsel and
                               Dallas, Texas 75234          Secretary, Prime Income
                                                            Asset Management, LLC

                                   SCHEDULE 4

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                       PRIME INCOME ASSET MANAGEMENT, INC.


  NAME AND CAPACITY WITH
    PRIME INCOME ASSET                                        PRESENT BUSINESS IN WHICH
      MANAGEMENT, INC.               BUSINESS ADDRESS         EMPLOYMENT IS CONDUCTED

Ryan T. Phillips, Director       1800 Valley View Lane        President, Signature Asset
                                 Suite 300                    Management, Inc.
                                 Dallas, TX 75234

Mickey Ned Phillips,             264 Rolling Hills Circle     President, Ned Phillips
Director                         Gaffney, SC 29340            Construction Company

Ronald E. Kimbrough,             1800 Valley View Lane        Executive Vice President
Executive Vice President         Suite 300                    and Chief Financial
and Chief Financial              Dallas, Texas 75234          Officer, Prime Income
Officer                                                       Asset Management, LLC

Mark W. Branigan,                1800 Valley View Lane        Executive Vice President -
Executive Vice President -       Suite 300                    Residential, Prime Income
Residential                      Dallas, TX 75234             Asset Management, LLC

Louis J. Corna, Executive        1800 Valley View Lane        Executive Vice President -
Vice President - Tax             Suite 300                    Tax, Prime Income Asset
                                 Dallas, TX 75234             Management, LLC

Robert A. Waldman,               1800 Valley View Lane        Senior Vice President,
Executive Vice President,        Suite 300                    General Counsel and
General Counsel and              Dallas, Texas 75234          Secretary, Prime Income
Secretary                                                     Asset Management, LLC



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